Item 77I - 	Deutsche Government Series
(a series of Cash Reserve
Fund, Inc. (the "Fund"))

Upon the recommendation of Deutsche
Investment Management Americas Inc., the
Advisor, the Fund's Board of Directors
authorized the Fund's termination and
liquidation, effective April 21, 2017 (the
"Liquidation Date"). Accordingly, the Fund redeemed all of its outstanding shares on the Liquidation Date.